Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 2, 2022, as a holding company of our business, which is primarily operated through our indirectly wholly-owned Hong Kong Operating Subsidiaries, MS (HK) Engineering Limited and MS Engineering Co., Limited (the “Operating Subsidiaries”). Ming Shing Group Holdings Limited (the “Company”) is not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by our Operating Subsidiaries in Hong Kong. We mainly engage in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works, and marble works. To a much lesser extent, we also provide small-scale fitting out services, such as renovation works to our customers.

MS (HK) Engineering Limited and MS Engineering Co., Limited were founded in 2012 and 2019, respectively. In our operating history of approximately ten years, we have focused on providing wet trades works services in the role of subcontractor, and built up our expertise and track record in wet trades work. We have focused on the role of project management and supervision in carrying out our projects, and we have engaged subcontractors to perform substantial parts of the site works under our supervision. Typically, our major responsibilities in a project include (i) arranging site preparatory and preliminary works; (ii) engaging and supervising our subcontractors; (iii) monitoring the implementation of site works; (iv) conducting site safety supervision and quality control; and (v) developing a detailed work schedule and work allocation plan.

We, through our Operating Subsidiaries, are mainly engaged in private sector projects in Hong Kong. Thus far, our private sector projects have mainly involved private residential developments and commercial developments. The project owners of our private sector projects have generally been property developers, and our customers have generally been main contractors and wet trades works subcontractors engaged under such projects. To a lesser extent thus far, we have also been engaged in public sector projects in Hong Kong. Our public sector projects have mainly involved public residential developments as well as infrastructure and public facilities developments. The customers of our public sector projects have generally been main contractors engaged by Government departments and statutory bodies.

Recent Developments

Initial Public Offering

The shares of the Company began trading on the Nasdaq Capital Market on November 22, 2024, under the ticker symbol “MSW”. The Company consummated its initial public offering of 1,500,000 ordinary shares and issued and sold an additional 225,000 ordinary shares pursuant to the over-allotment option. As a result, the Company has raised aggregate gross proceeds of US$9,487,500 in the initial public offering, including the exercise of the over-allotment option, prior to deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

Summary of Results of Operations

Financial Results For The Six Months Ended September 30, 2024

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

	For the six months ended September 30,		Changes
	2024	2023	Amount	%
	(Unaudited)	(Unaudited)
	US$	US$	US$
Revenue	17,408,116	13,211,196	4,196,920	31.8%
Cost of revenue	(15,009,261)	(11,271,599)	(3,737,662)	33.2%
Gross profit	2,398,855	1,939,597	459,258	23.7%

Operating expenses
General and administrative expenses	(995,737)	(556,546)	(439,191)	78.9%
Total operating expenses	(995,737)	(556,546)	(439,191)	78.9%

Income from operations	1,403,118	1,383,051	20,067	1.5%
Other income (expense)
Interest expense, net	(221,609)	(133,888)	(87,721)	65.5%
Other income	398	9,010	(8,612)	(95.6)%
Total other (expense) income, net	(221,211)	(124,878)	(96,333)	77.1%

Income before tax expense	1,181,907	1,258,173	(76,266)	(6.1)%
Income tax expense	(197,358)	(246,276)	48,918	(19.9)%
Net income and total comprehensive income	984,549	1,011,897	(27,348)	(2.7)%

Revenue

Revenue increased by 31.8% from US$13,211,196 for the six months ended September 30, 2023 to US$17,408,116 for the six months ended September 30, 2024. The increase was primarily due to the increase in number of projects awarded.

Cost of revenue

Cost of revenue increased by 33.2% from US$11,271,599 for the six months ended September 30, 2023 to US$15,009,261 for the six months ended September 30, 2024. The increase was generally in line with the increase in revenue.

Gross profit and gross profit margin

The gross profit increased by 23.7% from US$1,939,597 for the six months ended September 30, 2023 to US$2,398,855 for the six months ended September 30, 2024. The increase was due to the increase of revenue. The gross profit margin decreased by 0.9% from 14.7% for the six months ended September 30, 2023 to 13.8% for the six months ended September 30, 2024. The decrease was mainly due to the increase in direct costs incurred from additional subcontracting costs incurred to deal with changes to the on-site arrangements for certain construction projects and the delays in certain projects.

General and administrative expenses

General and administrative expenses increased by 78.9% from US$556,546 for the six months ended September 30, 2023 to US$995,737 for the six months ended September 30, 2024. The increase was mainly due to increase in staff costs and listing expenses.

Other income (expense)

Other income (expense) increased by 77.1% from US$124,878 for the six months ended September 30, 2023 to US$221,211 for the six months ended September 30, 2024. The increase was mainly due to increase in interests of bank and other borrowings.

Income tax expense

Income tax expense decreased by 19.9% from US$246,276 for the six months ended September 30, 2023 to US$197,358 for the six months ended September 30, 2024. The decrease was mainly due to decrease in income before tax expense.

Net income and total comprehensive income

Net income and total comprehensive income decreased by 2.7% from US$1,011,897 for the six months ended September 30, 2023 to US$984,549 for the six months ended September 30, 2024. The decrease was mainly due to increase in interests in interests of bank and other borrowings.

Unaudited Interim Condensed Consolidated Balance Sheets

	September 30,	March 31,
	2024	2024
	US$	US$

Assets
Current assets
Cash and cash equivalents	1,257,540	1,080,514
Accounts receivable, net	1,755,696	1,643,568
Contract assets	6,207,838	6,098,497
Due from a related party	-	-
Deposits, prepayments and other current assets	58,966	20,925
Total current assets	9,280,040	8,843,504

Non-current assets
Property and equipment, net	1,181,558	1,223,100
Right-of-use assets – finance lease	186,347	216,065
Life insurance policy, cash surrender value	165,744	160,891
Contract assets	495,195	740,600
Deferred costs	1,022,286	704,568
Deferred tax assets	58,100	150
Total non-current assets	3,109,230	3,045,374

Total assets	12,389,270	11,888,878

Current liabilities
Accounts payable	2,841,878	3,166,177
Bank and other borrowings	5,047,454	3,818,453
Finance lease liabilities	68,811	67,372
Accrued expenses and other current liabilities	10,000	136,791
Income tax payable	577,631	552,670
Total current liabilities	8,545,774	7,741,463

Non-current liabilities
Bank borrowings	2,889,630	3,033,780
Finance lease liabilities	79,747	114,495
Deferred tax liabilities	-	878
Total non-current liabilities	2,969,377	3,149,153

Total liabilities	11,515,151	10,890,616

Shareholders’ equity
Ordinary shares, 100,000,000 shares authorized; USD0.0005 par value, 11,250,000 and 11,250,000 shares issued and outstanding, as of September 30, 2024 and March 31, 2024, respectively	5,625	5,625
Subscription receivable	(5,625)	(5,625)
Additional paid in capital	1,282	1,282
Retained earnings	872,837	996,980
Total shareholders’ equity	874,119	998,262

Total liabilities and shareholders’ equity	12,389,270	11,888,878

Cash and cash equivalents

Cash and cash equivalents increased from US$1,080,514 as of March 31, 2024 to US$1,257,540 as of September 30, 2024. The increase was mainly resulted from our business operations as well as the repayments and proceeds from bank borrowings.

Accounts receivable, net

Accounts receivable, net increased from USS$1,643,568 as of March 31, 2024 to US$1,755,696 as of September 30, 2024. The increase was mainly due to the different credit periods granted by us to different customers and the fluctuation of the amounts we received from different customers as of the respective reporting dates.

Contract assets

Contract assets changed from US$6,839,097 as of March 31, 2024 to US$6,703,033 as of September 30, 2024, which remained relatively stable.

Due from a related party

Due from a related party was nil and nil as of March 31, 2024 and September 30, 2024, respectively.

Deferred costs

Deferred costs, which mainly represented deferred initial public costs, mainly include professional fees paid in relation to our listing activities. As of September 30, 2024 and March 31, 2024, the balance was US$1,022,286 and US$704,568, respectively.

Right-of-use (“ROU”) assets – finance lease

ROU assets decreased from US$216,065 as of March 31, 2024 to US$186,347 as of September 30, 2024. The decrease was mainly attributable to the amortization of the assets recognized and disposal of ROU assets during the six months ended September 30, 2024.

Accounts payable

Accounts payable mainly comprised of trade payables to subcontractors and suppliers of materials. Account payable decreased from US$3,166,177 as of March 31, 2023 to US$2,841,878 as of September 30, 2024, primarily due to the different credit periods granted by the suppliers to us and the fluctuation of the amounts we paid to different suppliers as of the respective reporting dates.

Bank borrowings

Outstanding bank borrowings balance increased from US$6,852,233 as of March 31, 2024 to US$7,937,084 as of September 30, 2024. Such increase was mainly due to the business funding needs in respect of the expansion of our business scale.

Finance lease liabilities

Finance lease liabilities decreased from US$181,867 as of March 31, 2024 to US$148,558 as of September 30, 2024. The decrease was mainly due to the repayment of finance lease liabilities during the six months ended September 30, 2024.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the six months ended September 30,
	2024	2023
	US$	US$
	(unaudited)	(unaudited)

Cash provided by operating activities	551,893	1,475,511

Cash used in investing activities	-	(182,441)

Cash used in financing activities	(374,867)	(1,199,152)

Net change in cash and cash equivalents	177,026	93,918

Cash and cash equivalents as of beginning of the period	1,080,514	323,958

Cash and cash equivalents as of the end of the period	1,257,540	417,876

Cash Flows

Net cash provided by operating activities was US$551,893 for the six months ended September 30, 2024, compared to US$1,475,511 for the six months ended September 30, 2023. The decrease was mainly due to the changes in accounts receivable and contract assets.

Net cash used in investing activities was nil for the six months ended September 30, 2024, compared to US$182,441 for the six months ended September 30, 2023. The decrease was mainly due to the decrease in acquisitions of property and equipment.

Net cash provided by financing activities was US$374,867 for the six months ended September 30, 2024, compared to US$1,199,152 for the six months ended September 30, 2023. The increase was primarily due to the decrease in bank and other borrowing borrowings granted.